UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting

held on April 29, 2022

DATE, TIME AND PLACE: On April 29, 2022, at 5 p.m., by videoconference, the Board of Directors of the Company has met, with the attendance of all of its members.

CALL NOTICE: The call was waived in view of the attendance of all members of the Board of Directors

MEETING BOARD: Sérgio Agapito Lires Rial, President. Daniel Pareto, Secretary.

AGENDA: To resolve on (i) exoneration from this date of Mr. Amancio Acúrcio Gouveia, Officer without specific designation of the Company; and (ii) the election of the members of the Audit Committee of the Company for a new term of office.

ORDEM DO DIA: Made the necessary clarifications, the members of the Board of Directors by unanimously decision approved:

(i) the exoneration from this date of the Officer without specific designation of the Company, Mr. Amancio Acúrcio Gouveia, brazilian, married, accountant, bearer of the identity card RG nº 52.782.974-2 SSP/SP, registered with the Individual Taxpayers’ Roll CPF/ME under the nº 735.075.127-34; and

(ii) the election of the following members, pursuant to Article 17, XXI of the Company's Bylaws and the favorable recommendation of the Nomination and Governance Committee to compose the Audit Committee, for a one (1) year term, which shall extend until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2023 Ordinary Shareholders Meeting, Mrs. Deborah Stern Vieitas, Brazilian, under a common-law marriage, public administrator and journalist, bearer of the Brazilian Identity Card (“RG”) nº 3.839.280-X SSP/SP, enrolled with CPF/ME under nº 013.968.828-55, as Coordinator, in accordance with §1º of article 30 of the Company's Bylaws; Mrs. Vania Maria da Costa Borgerth, Brazilian citizen, married, accountant, bearer of the Brazilian Identity Card RG nº 06.417.462-6 SSP/RJ, enrolled with CPF/ME nº 774.502.057-34; Mr. René Luiz Grande, Brazilian, married, economist, bearer of Identity Card RG nº 6.309.316-9-SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/ME”) nº 583.893.348-87; and Mrs. Maria Elena Cardoso Figueira, Brazilian citizen, divorced, economist, bearer of Identity Card RG nº 06.999.925-8 DIC/RJ, registered with the Individual Taxpayers’ Roll (“CPF/ME”) nº 013.908.247-64, as technical qualified member, pursuant to article 12, §2º of the CMN Resolution nº 3.198/2004, all with offices at Avenida Presidente Juscelino Kubitschek, n.º 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011.

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The members of the Audit Committee just appointed represent that (i) are not involved in crime provided for in the law that would prevent them from exercising commercial activities, particularly those mentioned in § 1°, of Article 147 of the Corporation Law; and (ii) they fulfill all the conditions set forth in CMN Resolution nº 4.122/2012, as well as of CMN Resolution nº 3.198/2004, as amended by CMN Resolution nº 4.329/2014, and shall only take office of their respective post after authorization of their election by the Central Bank of Brazil; during this period the current members of the Committee remain in the exercise of its functions.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Sérgio Agapito Lires Rial, President. Daniel Pareto, Secretary. Signatures: Mr. Sérgio Agapito Lires Rial – Chairman; Deborah Patricia Wright, Deborah Stern Vieitas, José Antonio Alvarez Alvarez, José de Paiva Ferreira, Alberto Monteiro de Queiroz Netto, Angel Santodomingo Martell, Mario Roberto Opice Leão, José Garcia Cantera, Marília Artimonte Rocca and Pedro Augusto de Melo– Directors. April 29, 2022.

certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 29, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer